Filed by Hyseq, Inc.
Pursuant to Rule 425
under the Securities Act of 1933
and deemed field pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Variagenics, Inc.
Commission File No.: 000-31035

This filing relates to a planned merger (the “Merger”) between Hyseq, Inc. (“Hyseq”) and Variagenics, Inc. (“Variagenics”) pursuant to the terms of an Agreement and Plan of Merger, dated as of November 9, 2002 (the “Merger Agreement”), by and among Hyseq, Vertical Merger Corp. and Variagenics. The Merger Agreement is on file with the Securities and Exchange Commission as Exhibit 2.1 to the Current Report on Form 8-K, filed by Hyseq on November 12, 2002 and is incorporated by reference into this filing.

The following is a series of slides used in connection with presentations made by Dr. Ted W. Love, President and Chief Executive Officer of Hyseq, and Jay Mohr, President and Chief Business Officer of Variagenics, to be given beginning the week of January 6, 2003.

Hyseq/Variagenics Merger January 2003

Statements included in this talk which are not historical in nature, including those relating to Hyseq's proposed merger with VARIAGENICS and Hyseq's future business prospects, are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "projected," "believe," "expect," "anticipate," "should," "may," "estimate," "goals," and "potential," among others. These statements, including statements about the proposed merger and future financial and operating results, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. Such factors include risk that the proposed merger may not be approved by stockholders, risk that the two companies' businesses will not be integrated successfully, costs related to the proposed merger, and other factors (such as economic, business, competitive and/or regulatory factors) affecting each company's businesses generally as set forth in Hyseq's and VARIAGENICS' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal years ended 2001, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Hyseq expressly disclaims any duty to update information contained herein. Safe Harbor Statement

"NewCo" Overview

"NewCo" Opportunity Well capitalized Highly efficient organization Veteran management and BOD Alfimeprase Secreted Proteins Cancer Immunotherapeutics Molecular Diagnostics Amgen Kirin Deltagen Novartis Products Value Creation Leveraging Partnerships Focus "NewCo" Structure "NewCo" will maximize excellent cash position and experienced management to develop high-value products

"NewCo" Structure 7 Board Members Dr. George Rathmann to serve as chairman Dr. Ted W. Love to serve as President, CEO and board member 2 additional directors from Hyseq; 3 directors from Variagenics Headquarters located in Sunnyvale, CA Clinical operations and biotherapeutic research and discovery will reside in Sunnyvale, CA Molecular diagnostics development will reside in Cambridge, MA Combined company will be approximately 110-120 employees with experienced management team

Alfimeprase

Alfimeprase: Near-term Product Opportunity World class partner, Amgen Novel acting thrombolytic Targeting peripheral vascular disease Market large and unserved (>$500M) Compelling pre-clinical data-faster & more consistent clot lysis Granted orphan drug status for PAO Strong intellectual property protection

Alpha2-Macroglobulin Confines Alfimeprase to Local Delivery Site Resulting in a Superior Safety Profile ALFIMEPRASE BLOOD VESSEL DEGRADES FIBRIN DISSOLVES CLOT ALFIMEPRASE INACTIVATED IN SYSTEMIC CIRCULATION Novel Acting Thrombolytic

Novel Acting Thrombolytic Piglet Acute Thrombosis Piglet Acute Thrombosis Rat Acute Thrombosis Canine Acute Thrombosis FIB, ALF and tPA in mg dosages UK in Unit dosages Faster and More Consistent Clot Lysis Resulting in Superior Efficacy

Compelling Pre-clinical Data 1.3 ? 0.6 0.7 ? 0.6 0.7 ? 0.6 0.3 ? 0.6 0.0 ? 0.0 UK 970KU (n=3) 2.7 ? 0.6 2.7 ? 0.6 2.7 ? 0.6 2.7 ? 0.6 0.0 ? 0.0 ALF 30mg (n=3) 4hr 2hr 1hr 30min 0min GROUP Angiographic Flow Score (0-3) Baseline Day 4 (pre-lysis) ALF 30mg (30 min)

Alfimeprase is Efficacious in Baboon Graft

Occlusion Model


A
YERKES PRIMATE
RESEARCH CTR.
99.05.21
10.26
AVG 2
C 085 B 127
FLUORO

Occluded Dacron Graft


B
YERKES PRIMATE
RESEARCH CTR.
99.05.21
10.27
AVG 2
C 085 B 127
FLUORO

Alfimeprase 5 mg
(10 mg/mL @ 1ml/h for 30 minutes)

HYSEQ Pharmaceuticals

VARIAGENICS

11

Alfimeprase Open label, single-dose, dose-escalation study to evaluate the safety, PK, and thrombolytic activity of alfimeprase Principal Investigator: Ken Ouriel 8 sites IRB approval at all sites 20 patients In 5 cohorts (4 patients/cohort) 0.025, 0.05, 0.1, 0.3, and 0.5 mg/kg Chronic PAO population Stable for 14 days and requiring surgical intervention Category I and IIa Primary endpoint: safety as measured by adverse events Pharmacokinetics Qualitative lysis measurements Phase I Clinical Trial

Acute Peripheral Arterial Occlusion Lead Indication: Acute obstruction of blood flow to the leg by a clot >100,000 cases reported annually Limited treatment options: bypass surgery or angioplasty Currently no approved, widely used products on the market Major morbidity: tissue death, gangrene, amputation

>$500MM U.S. Market Peripheral Arterial Occlusion 1998 U.S. sales of Abbokinase(r) were > $200MM (off-label use) Catheter Occlusion U.S. central catheter occlusion cases of > 1million Sales potential for tPA estimated at $200-300MM (SG Cowen) Deep Vein Thrombosis Affects over 2 million Americans per year; 600,000 hospitalizations Third most common cardiovascular disease (behind ACS and stroke) May be treated with catheter directed lysis (infusions up to 3 days)

IND Transferred to Hyseq H1 '02 Phase II Clinical Trials to Begin H1 '03 Phase III Clinical Trials to Begin H2 '03 NDA Targeted for H1 '05 Phase I Clinical Trials Began H1 '02 2002 2003 2004 2005 2006 Projected Alfimeprase Timeline

Colorectal Cancer Diagnostics Program

A Suite of Products 5-FU CPT-11 Oxaliplatin Efficacy Toxicity CRC I CRC II CRC V CRC III CRC IV CRC VI 24 months to projected commercialization of first Homebrew/ASR test Portfolio potential to generate significant royalty-driven revenues Patent position on markers

Molecular Diagnostics Market Opportunity Molecular diagnostics market is greater than $2 billion and growing rapidly Majority homebrew format - rapid availability of new tests with little direct regulatory oversight 90% infectious disease; cancer segment embryonic - few precedents exist for VGNX tests Non-infectious disease segment growing at more than 20% per year Opportunity to develop and own attractive emerging market. "NewCo" positioned as high value product player

First Clinical Trial: Markers for 5-FU Toxicity Basis for first diagnostic product CRC1 In collaboration with Dr. Andre van Kuilenburg, Academic Medical Center, University of Amsterdam 120 Patients with Grade 3 or 4 toxicities stemming from fluoropyrimidine therapy Retrospective analysis to identify / confirm up to 200 polymorphisms in 7 genes implicated in adverse reactions Initiated in September 2002; Results expected late Q1 03

Novartis Partnership: Building Experience in Oncology Molecular Dx Variagenics to identify potential markers of drug efficacy for Gleevec(r) in prostate cancer Full integration of Variagenics' technologies Variagenics receives R&D funding; retains exclusive rights to develop any resulting DNA diagnostic tests Potential to expand relationship into other tumor indications and other compounds in development

Molecular Diagnostics Summary Development of novel, high value molecular diagnostic products for colorectal cancer Near-term regulatory pathway Sustainable revenue stream Scaleable Short-term R&D funding, long-term royalties First-rate partnerships validate Variagenics' pharmacogenomics platform Continue to leverage preeminent corporate partners for value creation Strong technology expertise to identify clinically important diagnostic markers Intellectual property estate and technology with revenue potential Biomarkers Cutting edge bioinformatics tools and systems

Robust Drug Discovery Program

Formidable First to File Performance Strong IP Base in Full-length Human Genes 0 1000 2000 3000 4000 5000 Total # of AA Seqs Priority No Priority PCT-filing dt Dec00 Jan01 Feb01 Mar01 May01 Aug01 Nov01 PCT-Publ dt Jun01 Jul01 Aug01 Sep01 Nov01 Feb02 May02 Intracellular (1142) Transmembrane (305) Secreted (407) 38% 42% 43% 43% 41% 39% 42%

Multiple R&D Strategies to Speed Discovery

Strong Partnerships and Collaborations



Gene Discovery
10,000 predicted full-length genes
Patent applied intellectual property

Hyseq Secreted Proteins
Cell Screening



Hyseq Discovery Biology



Knock-in: KIRIN
50 genes

Knock-out : Deltagen
200 genes

HYSEQ Pharmaceuticals
24
VARIAGENICS

Hyseq Secreted Protein Biology Direct testing of expressed, secreted factors using in vitro assays CDS ATG * Myc, His6 * Informatics and Sequence Analysis Secreted Proteins and Immunotherapeutic Targets cDNA Cloning and Expression (plasmid, viral vectors Gateway adapted) Cell based assays (Luminex)

Strong Partnerships & Expanded Partnering Opportunities

Expanded Partnering Opportunities Secreted Gene Collection Cancer Immunotherapeutics Antibody Target Program Small Molecule Targets R&D Capabilities Bioinformatics and Sequence Analysis cDNA Cloning and Expression Cell Based Assays Molecular Epidemiology Programs Pharmacogenomic Association Studies SNP Assets SNP Patents (Pending) SNP/Haplotype Assets Hyseq Variagenics Combination of Individual Asset Bases and Capabilities Conversations have moved from lower value "one-off" discussions to significant higher value partnering opportunities

Near-Term Milestones Development Programs Initiate alfimeprase Phase II program in the first half of 2003 Identify additional clinical candidates from Hyseq genes Early results from 5FU toxicity association studies in Q2 03 Progress and partner cancer immunotherapeutic programs Continue to build & strengthen patent estate Leverage Business Development Opportunities Revenue generation R&D collaborations Strategic alliances

"NewCo" Highlights Maximizing excellent cash position and experienced management team to support development of novel products Alfimeprase, near-term product opportunity currently in Phase I clinical trials Colorectal cancer diagnostics program Robust drug discovery program (cancer immunotherapeutics, secreted proteins) Strong IP base in full-length human genes Multiple R&D strategies to speed drug discovery Strong partnerships and expanded partnering opportunities Highly experienced management team Creating a stronger, more competitive, product-focused company

ADDITIONAL INFORMATION

In connection with the proposed merger, Hyseq and Variagenics have filed a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). The joint proxy statement/prospectus was first sent on or about December 17, 2002 to stockholders of Hyseq and Variagenics seeking their approval of the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AS IT CONTAINS IMPORTANT INFORMATION ABOUT HYSEQ, VARIAGENICS, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS HAVE ACCESS TO FREE COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY HYSEQ AND VARIAGENICS THROUGH THE SEC WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE FROM HYSEQ AND VARIAGENICS BY CALLING THE CONTACT LISTED BELOW.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as ‘believe,’ ‘expect,’ ‘anticipate,’ ‘should,’ ‘may,’ ‘estimate,’ ‘goals,’ and ‘potential,’ among others. These statements, including statements about the proposed merger, the reasons for timing of and benefits of the proposed merger, and future financial and operating goals and results, are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. Such factors include risk that the proposed merger may not be approved by stockholders, Hyseq’s or Variagenics’ inability to satisfy the closing conditions of the merger, risk that the two companies’ businesses will not be integrated successfully, costs related to the proposed merger, the termination of existing pharmaceutical and biotechnology collaborations, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the risk that the combined company may be unable to successfully finance and secure regulatory approval of and market its drug candidates, risks associated with Variagenics’ technology, the combined company’s ability to protect its proprietary technologies, risk of new, changing and competitive technologies, and regulations in the U.S. and internationally, and other factors (such as economic, business, competitive and/or regulatory factors) affecting each company’s businesses generally as set forth in Hyseq’s and Variagenics’ filings with the SEC, including their Annual Reports on Form 10-K for the fiscal years ended 2001, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Hyseq and Variagenics each expressly disclaim any duty to update information contained herein.